EXHIBIT 12.2

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Three Months Ended March 31, 2016		2015		2014		2013		2012		2011
Fixed charges:
Capitalized interest credit	$0.7		$2.1		$2.7		$2.7		$2.5		$6.7
Interest factor in rent expense	1.3		5.3		4.3		3.3		3.8		3.0
Other interest and fixed charges	42.8		173.1		144.2		127.6		86.8		47.9

Total fixed charges	$44.8		$180.5		$151.2		$133.6		$93.1		$57.6

Earnings—pre-tax income (loss) with applicable adjustments	$30.3		$(239.8)		$77.1		$93.7		$(159.0)		$(186.0)

Ratio of earnings to fixed charges	NM	*	NM	*	NM	*	NM	*	NM	*	NM	*

*	In the three months ended March 31, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, earnings were less than fixed charges by $14.5, $420.3, $74.1, $39.9, $252.1 and $243.6, respectively.